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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

OJSC Polyus Gold

(Name of Subject Company)

Not applicable

(Translation of Subject Company's Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company's Incorporation or Organization)

Jenington International Inc.

(Name of Person(s) Furnishing Form)

American Depositary Receipts

(Title of Class of Subject Securities)

678129107

(CUSIP Number of Class of Securities (if applicable))

Name: Open Joint Stock Company Polyus Gold.
Address: 15/1, Tverskoy blvd., Moscow, Russia, P.O. 123104.
Contact Person: German Pikhoya, General Director. Telephone number: +7 (495) 641-33-77

    (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 29, 2011

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 1 amends the Form CB submitted to the Securities and Exchange Commission
Jenington International Inc. on August 1, 2011.

GENERAL INSTRUCTIONS

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

Exhibit 1:	Private Exchange Offer Document, dated July 29, 2011.*

Exhibit 2:	Regulatory News Service Announcement, dated July 29, 2011.*

Exhibit 3:	Letter to Clients Holding Polyus American Depositary Shares of OJSC Polyus Gold, dated July 29, 2011.*

Exhibit 4:	Letter to Brokers Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of Polyus American Depositary Shares of OJSC Polyus Gold, dated July 29, 2011.*

Exhibit 5:	ADS Form of Acceptance with respect to American Depositary Shares of Polyus Gold, dated July 29, 2011.*

* previously filed

Exhibit 6:	Regulatory News Service Announcement, dated August 18, 2011.

Item 2:   Informational Legends

     A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Private Exchange Offer Document and the RNS Announcement.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Jenington International Inc. with the Securities and Exchange Commission concurrently with the furnishing of a Form CB on August 1, 2011.

PART IV - SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Siegfried Pasqual

(Signature)

Siegfried Pasqual - Director

(Name and Title)

August 19, 2011

(Date)

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FOR IMMEDIATE RELEASE	18 AUGUST 2011

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN OR, SUBJECT TO CERTAIN EXCEPTIONS, THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION OR REQUIRE REGISTRATION THEREOF

THIS ANNOUNCEMENT AND THE PRIVATE EXCHANGE OFFER REFERRED TO HEREIN ARE ADDRESSED IN THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ONLY TO “QUALIFIED INVESTORS” WITHIN THE MEANING OF DIRECTIVE 2003/71/EC

UPDATE ON CLOSING OF THE PRIVATE EXCHANGE OFFER BY JENINGTON

Jenington International Inc. (“Jenington”) announces that the Private Exchange Offer, which was announced on 29 July 2011, closed for acceptances at 5.00 p.m. (New York City time) on 15 August 2011. As of the closing time, valid acceptances had been received in respect of 4,000,823 Polyus ADSs representing approximately 1.05 per cent of the total issued share capital of OJSC Polyus Gold (“Polyus Gold"). Jenington has also agreed to acquire 4,945,201 Polyus ADSs, representing approximately 1.3 per cent of the total issued share capital of Polyus Gold, in privately negotiated transactions outside the Private Exchange Offer at an average purchase price of approximately 29.39 USD per one ADS.

Following completion of the Private Exchange Offer and the privately negotiated transactions, the aggregate number of Polyus Gold shares and ADSs held by Polyus Gold International Limited and Jenington will increase to approximately 91.5 per cent of the total issued share capital of Polyus Gold. Jenington and its affiliates may continue to acquire Polyus ADSs through open market purchases, exchange transactions or otherwise.

Terms used in this announcement and not otherwise defined herein shall have the meanings given to them in the Private Exchange Offer Document from Jenington, which was made available on the dedicated web-site at www.jeningtonpeo.com.

Commenting on the closing of the Private Exchange Offer, Evgeny I. Ivanov, Executive Director of Polyus Gold International Limited, said, “We are grateful for the substantial support we have received from Polyus Gold's ADS Holders in the Private Exchange Offer, which further confirms the rationale of the Proposed Combination and shareholders’ interest in participating in the future of Polyus Gold International Limited.”

Further enquires:

Polyus Gold International Limited

Alexey V. Chernushkin, Director, Capital Markets and IR	+44 (0) 20 8528 1450

Evguenia V. Buydina, IR manager	+7 (495) 641 3377

Anton A. Arens, PR Director	+44 (0) 208 528 1450
+44 (0) 208 528 1020

HSBC (financial adviser to Jenington)

Sergei Chinkis	+44 (0) 20 7991 8888
Michael Liu

The Bank of New York Mellon (Information Agent)	+1 886 300 4353

HQB Partners (Solicitation Agent)	+44 (0) 20 7356 0987

This announcement should be read in conjunction with the Private Exchange Offer Document dated 29 July 2011 and the ADS Form of Acceptance and accompanying documents, as they may be amended or supplemented from time to time, which contain the terms and conditions of the Private Exchange Offer. The Private Exchange Offer Document is available for download from www.jeningtonpeo.com.

HSBC Bank plc (“HSBC”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Jenington and its related companies and no one else in connection with the Private Exchange Offer by Jenington and will not be responsible to anyone other than Jenington and its related companies for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Private Exchange Offer by Jenington, the contents of this announcement or any other matter referred to herein.

General

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore any persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

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This announcement is not intended to, and does not constitute, or form part of, an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. The terms and conditions of the Private Exchange Offer are contained solely in the Private Exchange Offer Document, and the ADS Form of Acceptance and accompanying documents, as they may be amended or supplemented from time to time. This announcement does not constitute a prospectus or a prospectus equivalent document. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which will be published in accordance with the Prospectus Directive (Directive 2003/71/EC). The Private Exchange Offer is being made to existing Polyus ADS Holders outside of the EEA, the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, to certain eligible Polyus ADS Holders inside the member states of the EEA that are “qualified investors” within the meaning of the Prospectus Directive (Directive 2003/71/EC) and to certain eligible Polyus ADS Holders inside the Russian Federation that are “qualified investors” under Russian law. Eligible Polyus ADS Holders are advised to read carefully the formal documentation in relation to the Private Exchange Offer once it has been dispatched. The Private Exchange Offer is made solely through the Private Exchange Offer Document and the ADS Form of Acceptance, which will contain the full terms and conditions of the Private Exchange Offer. Each Eligible Polyus ADS Holder should consult its own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the Private Exchange Offer.

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer referred to herein does not, and is not intended to, constitute a public offer in Russia. The depositary receipts of Polyus Gold International Limited have not been registered in the Russian Federation and are not intended for or admitted to “placement” or “public circulation” in Russia.

Jenington and its nominees or brokers (acting as agents) may from time to time make certain purchases or exchanges of, or arrangements to purchase or exchange, Polyus Shares or Polyus ADSs during the period in which the Private Exchange Offer is open for acceptance. These transactions may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases will be disclosed if required by applicable securities laws.

Notice to U.S. investors

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED NEITHER THE SEC NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE PRIVATE EXCHANGE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIME.

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It is important for U.S. securities holders to be aware that the Private Exchange Offer is made for the securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style. Financial statements incorporated by reference (if any) have been prepared in accordance with International Financial Reporting Standards, which is not comparable to the US generally accepted accounting principles, as adopted by United States companies.

The Polyus Gold International Limited GDRs and the Polyus Gold International Limited Shares to be represented by the Polyus Gold International Limited GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities of Polyus Gold International Limited to be made in the United States would be made by means of a prospectus to be obtained from the issuer or selling security holder and that would contain detailed information about Polyus Gold International Limited and management, as well as financial statements. Jenington does not intend to register any portion of the offering in the United States or conduct a public offering of the securities in the United States.

It may be difficult for U.S. holders of Polyus Gold International Limited GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Polyus Gold International Limited is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of Polyus Gold International Limited GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Jenington may purchase Polyus ADSs otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

Notice to investors in the United Kingdom and European Economic Area

This announcement and the Private Exchange Offer referred to herein are only addressed to and directed at persons in member states of the EEA, who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”). In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and Qualified Investors which are high net worth bodies as described in Article 49(2)(a) to (d) of the Order, or (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, by persons who are not Qualified Investors. The Level I GDRs are only available to, and any investment or investment activity to which this announcement relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

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Forward looking statements

This announcement, including any information included or incorporated by reference, may contain “forward-looking statements” concerning Polyus Gold, Jenington and Polyus Gold International Limited. Generally, the words “will”, “may”, “should”, “could”, “would”, “can”, “continue”, “opportunity”, “believes”, “expects”, “intends”, “anticipates”, “estimates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Polyus Gold, Jenington and Polyus Gold International Limited operations and potential synergies resulting from the Proposed Combination; and (iii) the effects of government regulation on Polyus Gold, Jenington and Polyus Gold International Limited’s businesses. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this announcement. Each of Polyus Gold, Jenington and Polyus Gold International Limited assumes no obligation in respect of, and does not intend to update, these forward-looking statements, except as required pursuant to applicable law.

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